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                             July 14, 2023

       Thomas Vecchiolla
       Chief Executive Officer
       First Light Acquisition Group, Inc.
       11110 Sunset Hills Road #2278
       Reston, VA 20190

                                                        Re: First Light
Acquisition Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 3, 2023
                                                            File No. 333-269705

       Dear Thomas Vecchiolla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4, filed July 3,
2023

       Questions and Answers About the Proposals
       Q. What will New Calidi's potential liquidity position be immediately following the Business
       Combination at the redemption levels..., page 19

   1. We note your response to prior comment 1 and your revised disclosure regarding what
                                                        New Calidi's potential
liquidity position could be immediately following the Business
                                                        Combination at the
redemption levels set forth in your sensitivity analysis. We reissue our comment in part. Please
revise your disclosure here to note that the parties have the ability to waive the
Minimum Cash Condition.
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
July        NameFirst Light Acquisition Group, Inc.
     14, 2023
July 14,
Page  2 2023 Page 2
FirstName LastName
Q. Will FLAG attempt to arrange new financing in connection with the Transactions?, page 19

2. Please revise this Q&A to reflect your disclosure on page 309 that Calidi Cure is solely managed and operated by Allan Camaisa, Calidi's Chief Executive Officer and Chairman
         of the Board. In your revisions, please clarify whether Mr. Camaisa holds all of the ownership interests in Calidi Cure.

         Please also revise to describe the nature of the relationship between Jackson and FLAG and/or Calidi, as referenced on page 10.
Background of the Business Combination, page 160

3. We note your disclosure regarding the execution of the Securities Purchase Agreements in connection with the Series B Financing. Please revise your disclosure here to provide further details about how these Securities Purchase Agreements were negotiated, including, but not limited to, the negotiations related to the amount and the price of Series
         B Preferred Stock that would be purchased by Jackson and Cure, how the repayment provisions described on pages 309-310 were agreed upon and how it was determined that the commitment to purchase $12.5 million of Series B Preferred Stock would be split between $5 million to be acquired initially and $7.5 million to be acquired subsequently.

         Additionally, please file the Securities Purchase Agreements as exhibits to your registration statement or, alternatively, explain why you are not required to do so.
       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Corey R. Chivers, Esq.